December 7, 2011

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	China Dredging Group Co., Ltd. Withdrawal of Registration Statement on Form F-1 (File No. 333-171484)

Ladies and Gentlemen:

China Dredging Group Co., Ltd. (the “Company”) hereby makes application to withdraw its registration statement on Form F-1 (File No. 333-171484), including all amendments and exhibits thereto (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 30, 2010, as amended on February 16, 2011, March 29, 2011, May 20, 2011, and June 28, 2011, to be withdrawn effective immediately.

As discussed with the staff of the Commission, the Registration Statement is being withdrawn because it contemplated both a primary offering by the Company (the “Primary Offering”) and, pursuant to registration rights obligations, a resale offering by the selling shareholders identified in the Registration Statement (the “Resale Offering”).  Given unfavorable market conditions, the Company no longer intends to pursue the Primary Offering on the shorter-term timetable on which it is obligated to register the Resale Offering.  The Company intends to file a new registration statement on Form F-1 for the Resale Offering, contemporaneously with this application for withdrawal of the Registration Statement.

The Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the prospectus included in the Registration Statement. The Company may undertake a subsequent private offering of its securities in reliance on Rule 155(c), promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide a facsimile copy of the order consenting to the withdrawal of the Registration Statement to Andrew Ledbetter (fax: 206-494-1800) of DLA Piper LLP (US), the Company’s counsel, as soon as it is available.  If you have any questions with respect to this matter, please contact Mr. Ledbetter at 206-839-4845.

Very truly yours,

CHINA DREDGING GROUP CO., LTD.

By:	/s/ Alfred Ho
Alfred Ho, Chief Financial Officer